UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Springleaf Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

85172J10

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:	85172J10
1	NAME OF REPORTING PERSON Springleaf Financial Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 86,064,227
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 86,064,227

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 86,064,227
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 74.95% (based on 114, 823, 734 shares outstanding as of November 12, 2013)
12	TYPE OF REPORTING PERSON OO

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CUSIP No.:	85172J10
1	NAME OF REPORTING PERSON FCFI Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 73,437,500*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,437,500*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,437,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.96% (based on 114, 823, 734 shares outstanding as of November 12, 2013)
12	TYPE OF REPORTING PERSON OO

*           Solely in its capacity as the holder of 83.4% of the voting membership interests in Springleaf Financial Holdings LLC. AIG Capital Corporation (“ACC”) owns 15.6% of the voting membership interests in Springleaf Financial Holdings LLC and has the indirect right to vote and in certain circumstances to cause the disposition of 12,626,727 shares of Common Stock.

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CUSIP No.:	85172J10
1	NAME OF REPORTING PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 73,437,500*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,437,500*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,437,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.96% (based on 114, 823, 734 shares outstanding as of November 12, 2013)
12	TYPE OF REPORTING PERSON OO

*           Solely in its capacity as the investment advisor to each of Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund D) L.P., Fortress Investment Fund V (Fund E) L.P., Fortress Investment Fund V (Fund F) L.P. and Fortress Investment Fund V (Coinvestment Fund F) L.P. (collectively, the “FIF V Funds”). The FIF V Funds, collectively, are the 100% owners of FCFI Acquisition LLC.

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CUSIP No.:	85172J10
1	NAME OF REPORTING PERSON FORTRESS OPERATING ENTITY I LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 73,437,500*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,437,500*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,437,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.96% (based on 114, 823, 734 shares outstanding as of November 12, 2013)
12	TYPE OF REPORTING PERSON PN

*           Solely in its capacity as the the holder of all the issued and outstanding interests of FIG LLC.

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CUSIP No.:	85172J10
1	NAME OF REPORTING PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 73,437,500*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,437,500*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,437,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.96% (based on 114, 823, 734 shares outstanding as of November 12, 2013)
12	TYPE OF REPORTING PERSON CO

*           Solely in its capacity as the general partner of Fortress Operating Entity I LP.

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CUSIP No.:	85172J10
1	NAME OF REPORTING PERSON Fortress Investment Group LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 73,437,500*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 73,437,500*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 73,437,500*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 63.96% (based on 114, 823, 734 shares outstanding as of November 12, 2013)
12	TYPE OF REPORTING PERSON OO

*           Solely in its capacity as the holder of all issued and outstanding shares of FIG Corp.

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Item 1.
(a)	Name of Issuer:

The name of the issuer is Springleaf Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 601 N.W. Second Street, Evansville, IN 47708.

Item 2.
(a)	Name of Person Filing:

This statement is filed by:

(i)	Springleaf Financial Holdings, LLC, a Delaware limited liability company (“SFH”), directly holds shares of Common Stock of the Issuer reported herein;

(ii)	FCFI Acquisition LLC, a Delaware limited liability company ("FCFI"), holds 83.4% of the voting membership interests in Springleaf Financial Holdings LLC. AIG Capital Corporation (“ACC”) owns 15.6% of the voting membership interests in Springleaf Financial Holdings LLC and has the indirect right to vote and in certain circumstances to cause the disposition of 12,626,727 shares of Common Stock;

(iii)	FIG LLC, a Delaware limited liability company (“FIG”), is the investment adviser to each of Fortress Investment Fund V (Fund A) L.P., Fortress Investment Fund V (Fund B) L.P., Fortress Investment Fund V (Fund C) L.P., Fortress Investment Fund V (Fund D) L.P., Fortress Investment Fund V (Fund E) L.P., Fortress Investment Fund V (Fund F) L.P. and Fortress Investment Fund V (Coinvestment Fund F) L.P. (collectively, the “FIF V Funds”). The FIF V Funds, collectively, are the 100% owners of FCFI;

(iv)	Fortress Operating Entity I LP, a Delaware limited liability company, is the holder of all the issued and outstanding interests of FIG LLC;

(v)	FIG Corp., a Delaware corporation, is the general partner of Fortress Operating Entity I LP; and

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(vi) Fortress Investment Group LLC, a Delaware limited liability company, is the holder of all the issued and outstanding shares of FIG Corp.

The foregoing persons, except for the FIF V Funds, are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Prsnos are made on information and belief after making inquiry to the appropriate party.

	(b)	Address of Principal Business Office:
The address of the principal business office of each of the Reporting Persons is c/o Fortress Investment Group LLC 1345 Avenue of the Americas 46th Floor New York, NY 10105 Attention: Michael Cohn.
	(c)	Citizenship:
See Item 4 of each of the cover pages.
	(d)	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”)
	(e)	CUSIP Number:
85172J10

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

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(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
	(a)	Amount beneficially owned: See Item 9 of each of the cover pages.
	(b)	Percent of class: See Item 11 of each of the cover pages.
	(c)	(i) Sole power to vote or direct the vote: See Item 5 of each of the cover pages.

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(ii)	Shared power to vote or direct the vote: See Item 6 of each of the cover pages.
(iii)	Sole power to dispose or direct the disposition: See Item 7 of each of the cover pages.
(iv)	Shared power to dispose or direct the disposition: See Item 8 of each of the cover pages.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
Not applicable.

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Item 9.	Notice of Dissolution of a Group.
Not applicable.
Item 10.	Certification.
Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014

SPRINGLEAF FINANCIAL HOLDINGS, LLC

By:	/s/ Randal A. Nardone

Name:	Randal A. Nardone
Title:	Chairman and President

FCFI ACQUISITION LLC

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Secretary

FIG LLC

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Secretary

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FORTRESS OPERATING ENTITY I LP

By:	FIG CORP. Its general partner

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Secretary

FIG CORP.

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Secretary

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EXHIBIT INDEX

Exhibit No.	Exhibit

1	Joint Filing Agreement, dated as of February 13, 2014, by and among Springleaf Financial Holdings, LLC, FCFI Acquisition LLC, FIG LLC, Fotress Operating Entity I LP, FIG Corp., and Fortress Investment Group LLC.

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JOINT FILING AGREEMENT

This JOINT FILING AGREEMENT, dated as of February 13, 2014, is entered into by and among Springleaf Financial Holdings, LLC, FCFI Acquisition LLC, FIG LLC, Fotress Operating Entity I LP, FIG Corp., and Fortress Investment Group LLC. Each of the above are collectively referred to herein as the "Parties" and each individually as a "Party." Pursuant to Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the Parties hereby acknowledge and agree that the Statement on Schedule 13G is filed on behalf of each such Party and that all subsequent amendments to the Statement on Schedule 13G shall be filed on behalf of each of the Parties without the necessity of executing or filing additional joint filing agreements. The Parties hereby acknowledge that each Party shall be responsible for timely filing of such amendments, and for the completeness and accuracy of the information concerning such Party contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other Party, except to the extent that such Party knows or has reason to believe that such information is inaccurate.

[Signature pages follow]

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IN WITNESS WHEREOF, the Parties hereto have executed this Joint Filing Agreement as of the day and year first above written.

SPRINGLEAF FINANCIAL HOLDINGS, LLC

By:	/s/ Randal A. Nardone

Name:	Randal A. Nardone
Title:	Chairman and President

FCFI ACQUISITION LLC

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Secretary

FIG LLC

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Secretary

FORTRESS OPERATING ENTITY I LP

By:	FIG CORP. Its general partner

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Secretary

FIG CORP.

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Secretary

FORTRESS INVESTMENT GROUP LLC

By:	/s/ David N. Brooks

Name:	David N. Brooks
Title:	Secretary

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